MANPA

Rule 12g3-2 (b) File N° 82-4240

Caracas July 1st, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317
Phone No 58-212-9012245

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

Manpa

GENERAL SHAREHOLDERS' MEETING.

APRIL 25, 2003 --

EL NACIONAL

No. 21.411 SUNDAY April 13, 2003

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 3:00 p.m., on April 25, 2003** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors.
2) Appointing the Main Statutory Auditors and their corresponding Substitutes and decide upon their remuneration.

3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in.
4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.
5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.
6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from March 29, 2003.

Caracas, April 13, 2003.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.---

GENERAL SHAREHOLDERS MEETING YEAR 2003

REPORT BY THE BOARD OF DIRECTORS

YEAR ENDED AT DECEMBER 31, 2002

Dear Shareholders:


INTERPRETE
PUBLICO

Below we are going to submit to your attention the Report of the management carried out during the fiscal year from January the 1st and December 31st, 2002.

During the year 2002 MANPA operations were developed in one of the most difficult political-financial scenarios the country has ever gone through, which was characterized by three strikes, a brief change of administration and a 85.1% strong devaluation of the local currency when going from Bs.758/US$1 to 1,403.25 at the closure of December 2002.

Likewise, the political crisis negatively impacted the financial crisis, intensifying the recession when registering a significant fall of approximately 7.8% in the Gross Internal Product. Besides, the International Reserves quickly plummeted 20.7% and the inflation rate raised 12.28% in the year 2001 to 31.21% in the year 2002.

All this as a result from an Adjusted net income for inflation of Bs.2,077 million vs. Bs.6,042 million in the year 2001 (in constant bolivars at December 31, 2002) which represented a fall of 34.38%. The Net income stated in historical bolivars amounted to Bs.16,253 million vs. Bs.21,187 million in the year 2001.

The total sales volume of paper was reduced 4.2% when going from 138,073 MT in 2001 to 132,280 MT in 2002, representing in bolivars adjusted for inflation at December 31, 2002 the amount of Bs.207,873 million that compared to the sales of the year 2001 of Bs.204,028 million represent an increase of 1.88%. In historical bolivars the Net sales amounted to Bs.185,498 million.

In the national market, the sales volume of paper amounted to 104,622 MT that compared to the 115,696 MT sold in 2002 indicate a reduction of 11,074 MT (-9.6%). On its part, the export volume amounted to 27,658 MT that compared to 22,377 MT of the year 2001 represent an increase of 5,281 MT (+23.6%), as a consequence of the increase in competitively in the international markets for the effects of the devaluation of the national currency in front of the US dollar from the first quarter of 2002.

Capital investments for the year 2002 amounted to Bs.2,028 million in historical bolivars and were basically addressed to acquiring equipment and industrial parts to maintain and optimize production processes both in paper machines and conversion facilities.

In April 2002, in a General Shareholders' Meeting there was decreed an ordinary dividend of Bs.2.00 per share equivalent to a total of Bs.4,588 million. Likewise, the Shareholders' Meeting agreed to decree extraordinary cash dividends of Bs.2.00 and Bs.5 per share for the months of February and October 2002, respectively, representing a total ofBs.20,646 million vs, Bs.4,588 million for the year 2001.

In the area of Human Resources the Annual Training Plan was met, investing a total of 20,014 hours/man aimed at strengthening our human resource in the areas of management, professional and technical.

With this report, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. presents the most outstanding facts that took place during the management corresponding to the fiscal year ended at December 31, 2002 and specially thanks all the personnel that work in MANPA who with their effort and determination help face this difficult year for the company.

Enclose you will find the Report of the Statutory Auditors and the Audited Consolidated Financial Statements, which present the financial situation and the operation results of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. at December 31, 2002.

Sincerely,

Carlos Delfino T. 9signed) Illegible.

Chairman of the Board of Directors. ---

Caracas, March 24, 2003.

Messrs.

Shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Present.

Dear sirs:

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. appointed as per General Shareholders' Meeting dated April 27, 2001 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2002 and the Consolidated Income Statement for the period from January the 1st and December 31st, 2002.

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures that we deemed necessary based on the circumstances. We also reviewed the Consolidated balance sheet, the related Income Statements, the Equity Account Movements and Cash Flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries, according to the report by the External Auditors of the Company as of February 12, 2003 that should be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2002 and the results from its operations by the period ended on that date, pursuant to the provisions to prepare financial statements of entities subject to control by the National Securities Commission.

We thus comply with the mission you gave us and do hereby thank you.

Sincerely,

Jacobo J. Cohen R. (signed) Illegible.

Main Statutory Auditor.

College of Administrators 12.195

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor.

College of Public Accountants 15.197 ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER 31, 2002

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousand bolivars except Net income per share)

	2002
NET SALES	207,872,590
SALES COST	144,199,877
GROSS INCOME	63,672,713
SALES EXPENSES	25,681,374

OVERHEADS AND ADMINISTRATIVE EXPENSES	12,208,115
	37,889,489
OPERATING INCOME	25,783,224
OTHER INCOME (DISBURSEMENTS):	
Loss in investments, net	(4,353,500)
Income from selling assets	29,945
Others – net	(4,404,003)
	(8,727,558)
TOTAL INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(8,517,927)
Interests on temporary investments	449,481
Exchange differences – net	(3,124,657)
Monetary result from fiscal year (REME)	2,194,590
	(8,998,513)
INCOME BEFORE TAXES	8,057,153
TAX PROVISION	
Income tax	2,865,582
INCOME BEFORE PARTICIPATION IN THE RESULTS FROM SUBSIDIARIES AND AFFILIATE	5,191,571
PARTICIPATION IN RESULTS FROM SUBSIDIARIES AND AFFILIATES	(3,027,622)
INCOME BEFORE MINORITY INTERESTS	2,163,949
MINORITY INTERESTS	(86,692)
NET INCOME	2,077,257
NET INCOME PER SHARE (2,294,009,424 average shares)	0.91

Jacobo J. Cohén R. (signed) Illegible.

Main Statutory Auditor.

College of Administrators 12.195

Isabel Quintero G. (signed) Illegible.


INTERPRETE
PUBLICO

Main Statutory Auditor.

College of Public Accountants 15.197 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2002

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousand bolivars)

	2002
ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	12,922,285
Bills and accounts receivable, net	45,777,149,
Advances to suppliers and others	2,596,014
Inventories –net	41,885,742
Expenses paid in advance	515,177
Other current assets – net	9,916,112
TOTAL CURRENT ASSETS	113,612,479
LONG-TERM SPARE PARTS INVENTORY	6,658,447
INVESTMENTS IN AFFILIATES – net	4,386,111
PROPERTY, PLANT AND EQUIPMENT – Net	354,409,133
DEFERRED CHARGES AND OTHER ASSETS – Net	1,274,772
TOTAL	480,340,942
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Promissory notes and bank overdrafts	8,200,000
Current portion of long-term loans	6,125,000
Current portion of obligations and commercial papers	2,000,000
Documents payable	6,465,401
Accounts payable	50,978,109

Accrued expenses payable	5,824,525
Taxes payable	2,416,642
Total current liabilities	82,009,677
LONG-TERM LOAN	1,500,000
CURRENT OBLIGATIONS ISSUED	2,644,100
PROVISION FOR SEVERANCE BENEFITS	6,215,223
OTHER LIABILITIES AND DIFFERED CREDITS	45,629
Total liabilities	92,414,629
MINORITY INTERESTS	1,066,594
SHAREHOLDERS' EQUITY	
Capital stock 2,294,009,424 common shares of Bs.10 each	91,368,874
Net updated balance of retained earnings	156,925,262
Accumulated result for translation from foreign subsidiary	91,966
Retained earnings:	
Legal reserve	9,136,887
Undistributed	20,182,292
Result from holding non-monetary assets	109,154,438
Total shareholders' equity	386,859,719
TOTAL	480,340,942

Jacobo J. Cohén R. (signed) Illegible.

Main Statutory Auditor.

College of Administrators 12.195

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor.

College of Public Accountants 15.197 --

[Letterhead of Manpa]

GENERAL SHAREHOLDERS' MEETING.

APRIL 25, 2003

PROPOSALS


PUBLICO

THIRD ITEM OF THE NOTIFICATION.- The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is, in Forty-Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty bolivars (Bs.45,880,188,480.oo).

FOURTH ITEM OF THE NOTIFICATION.- It is hereby proposed to the Shareholders' Meeting a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). Likewise, it is herein proposed to the Shareholder's Meeting to delegate to the company Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of each of the series comprising the issuance, number, identification and amount of each series of the issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium and annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and, in general, all the matters related to issuance. Likewise, it is herein proposed to authorize the Board of Directors to delegate such powers on the people it deems convenient, to appoint the people who subscribe the authorization request before the National Securities Commission as well as those who will sign the securities of the Commercial Papers. It is also herein proposed to the Meeting to appoint Banco Venezolano de Crédito as Common Representative of Bondholders and that its remuneration is set up to TWENTY MILLION BOLIVARS (Bs.20,000,000.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

FIFTH ITEM OF THE NOTIFICATION.- It is hereby proposed to the Shareholders' Meeting to authorize the Board of Directors to issue Commercial Papers to up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000.oo) or its equivalent in US Dollars (US$) to be issued in one or more series. Likewise, it is herein proposed to the Shareholder's Meeting to delegate to the company Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of each of the series

comprising the issuance, number, identification and amount of each series of the issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium and annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and, in general, all the matters related to issuance. Likewise, it is herein proposed to authorize the Board of Directors to delegate such powers on the people it deems convenient, to appoint the people who subscribe the authorization request before the National Securities Commission as well as those who will sign the securities of the Commercial Papers. It is also herein proposed to the Meeting to appoint Banco Venezolano de Crédito as Common Representative of Commercial Papers and that its remuneration is set up to TWENTY MILLION BOLIVARS (Bs.20,000,000.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

SIXTH ITEM OF THE NOTIFICATION.- Agreeing upon the decree of dividends to allocate to shareholders. It is hereby proposed to decree an ordinary cash dividend of five (5) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2002 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by the National Securities Commission, payable from the ninth business day following this latter date (effective date of registry with benefit). Payment needs to be made during the present year, in one or more portions.

Likewise, it is hereby requested to delegate on the Board of Directors to set the date to registry and pay under the aforementioned terms. --

Translator's Note: At the upper right margin of each folio in Spanish there is a wet seal that reads as follows: "National Securities Commission. 03 April 29 PM 2:48. FILE.

RECEIVED." --

The foregoing is the true and exact translation of the attached document which I compared against its original IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 20th, 2003.

REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR



MANPA

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS
25 DE ABRIL DE 2003



EL NACIONAL

Nº 21.411 DOMINGO • 13 DE ABRIL DE 2003


MANPA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 25 de abril de 2003, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las caracteristicas definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las temas de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2003.

Caracas, 13 de abril de 2003

Por LA JUNTA DIRECTIVA
CARLOS DELFINO T.
Presidente

ASAMBLEA ORDINARIA DE ACCIONISTAS AÑO 2003

INFORME DE LA JUNTA DIRECTIVA
AÑO TERMINADO EL 31 DE DICIEMBRE DE 2002

Señores Accionistas:

A continuación les presentamos el Informe de la gestión realizada durante el ejercicio económico comprendido entre el 1 de enero y el 31 de diciembre de 2002, con la finalidad de someterlo a su consideración.

Durante el año 2002 las operaciones de MANPA se desarrollaron en uno de los escenarios político - económicos más difíciles que haya atravesado el país, el cual puede ser caracterizado por la realización de tres paros cívicos, un breve cambio de gobierno y una fuerte devaluación de la moneda local de un 85,1 %, al pasar de 758 Bs./US$ a 1.403,25 al cierre de diciembre de 2002.

Asimismo, la crisis política impactó a la actividad económica negativamente, agudizándose la recesión al registrarse una importante caída en el Producto Interno Bruto de 7,8%, aproximadamente. Por otra parte, las Reservas Internacionales cayeron aceleradamente en un 20,7% y la tasa de inflación se elevó de 12,28 % en el año 2001 a 31,21 % en el año 2002.

Todo esto trajo como resultado una Utilidad Neta Ajustada por Inflación de Bs.2.077 millones vs. Bs.6.042 millones en el año 2001 (en Bolívares constantes del 31 de diciembre de 2002) lo que representó una caída de 34,38 %. La Utilidad Neta expresada en Bolívares Históricos fue de Bs. 16.253 millones vs. Bs. 21.187 millones en el año 2001.

El volumen total de ventas de papel disminuyó en un 4.2% al pasar de 138.073 Tm en 2001 a 132.280 Tm en 2002, representando en términos de Bolívares ajustados por inflación al 31 de diciembre de 2002, la cantidad de Bs. 207.873 millones, lo cual comparado con las ventas del año 2001, de Bs. 204.028 millones, representan un incremento del 1,88%. En términos de Bolívares históricos las Ventas netas alcazaron la cantidad de Bs.185.498 millones.

En el mercado nacional, el volumen de ventas de papel fue de 104.622 Tm lo cual, comparado con las 115.696 Tm vendidas en 2002, muestra una disminución de 11.074 Tm (-9.6%). Por su parte, el volumen de exportaciones alcanzó la cifra de 27.658 Tm, que comparado con 22.377 Tm del año 2001, representa un incremento de 5.281 Tm (+23.6%), como consecuencia del aumento de la competitividad en los mercados internacionales por el efecto de la devaluación de la moneda nacional frente al dólar americano a partir del primer trimestre de 2002.

Las inversiones de capital durante el año 2002 alcanzaron en bolívares históricos la cantidad de Bs. 2.028 millones, y estuvieron básicamente dirigidas a la adquisición de equipos y partes industriales para el mantenimiento y la optimización de los procesos de producción tanto en las máquinas papeleras como en las instalaciones de conversión.

En abril de 2002, en Asamblea Ordinaria de Accionistas se decretó un dividendo ordinario de Bs. 2,00 por acción equivalente a un total de Bs. 4.588 millones. Igualmente, la Asamblea de Accionistas acordó decretar dividendos extraordinarios en efectivo de

Bs. 2,00 y Bs. 5 por acción en los meses de febrero y octubre de 2002, respectivamente, representando un total de Bs. 20.646 millones vs. Bs. 4.588 millones en el año 2001.

En el área de Recursos Humanos se cumplió con el Plan Anual de Adiestramiento, en el cual se invirtió un total de 20.014 horas/hombre, con la finalidad de fortalecer nuestro recurso humano en las áreas gerenciales, profesionales y técnicas.

Con este informe, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. presenta los hechos más sobresalientes que tuvieron lugar durante la gestión correspondiente al ejercicio económico finalizado el 31 de diciembre de 2002 y agradece especialmente a todo el personal que trabaja en MANPA, quienes con su esfuerzo y empeño contribuyeron a enfrentar este año tan difícil para la empresa.

Anexo encontrarán el Informe de los Comisarios y los Estados Financieros Auditados Consolidados, que presentan la situación financiera y los resultados de las operaciones de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. al 31 de diciembre de 2002.

Atentamente,

Carlos Delfino T.
Presidente de la Junta Directiva

Caracas, 24 de Marzo de 2003.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 27 de abril de 2001, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2002 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2002.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 12 de febrero de 2003, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2002, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C.Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2002
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	2002
VENTAS NETAS	207.872.590
COSTO DE VENTAS	144.199.877
UTILIDAD BRUTA	63.672.713
GASTOS DE VENTAS	25.681.374
GASTOS GENERALES Y ADMINISTRATIVOS	12.208.115
	37.889.489
UTILIDAD EN OPERACIONES	25.783.224
OTROS INGRESOS (EGRESOS):	
Pérdida en inversiones, neto	(4.353.500)
Utilidad en venta de activos	29.945
Otros - neto	(4.404.003)
	(8.727.558)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(8.517.927)
Intereses sobre inversiones temporales	449.481
Diferencias en cambio - neto	(3.124.657)
Resultado monetario del ejercicio (REME)	2.194.590
	(8.998.513)
UTILIDAD ANTES DE IMPUESTOS	8.057.153
PROVISION PARA IMPUESTOS	
Impuesto sobre la renta	2.865.582
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	5.191.571
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	(3.027.622)
UTILIDAD ANTES DE INTERESES MINORITARIOS	2.163.949
INTERESES MINORITARIOS	(86.692)
UTILIDAD NETA	2.077.257
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	0,91

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO, 31 DE DICIEMBRE DE 2002
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares)

ACTIVO	**2002**
ACTIVO CIRCULANTE:	
Efectivo y equivalentes de efectivo	12.922.285
Efectos y cuentas por cobrar - neto	45.777.149
Anticipos a proveedores y otros	2.596.014
Inventarios - neto	41.885.742
Gastos pagados por anticipado	515.177
Otros activos circulantes - neto	9.916.112
Total activo circulante	113.612.479
INVENTARIO DE REPUESTOS A LARGO PLAZO	6.658.447
INVERSIONES EN AFILIADAS - Neto	4.386.111
PROPIEDADES, PLANTA Y EQUIPO - Neto	354.409.133
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.274.772
TOTAL	480.340.942
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	8.200.000
Porción circulante de préstamos a largo plazo	6.125.000
Porción circulante de obligaciones y papeles comerciales	2.000.000
Documentos por pagar	6.465.401
Cuentas por pagar	50.978.109
Gastos acumulados por pagar	5.824.525
Impuestos por pagar	2.416.642
Total pasivo circulante	82.009.677
PRESTAMOS A LARGO PLAZO	1.500.000
OBLIGACIONES EMITIDAS EN CIRCULACION	2.644.100
APARTADO PARA PRESTACIONES SOCIALES	6.215.223
OTROS PASIVOS Y CREDITOS DIFERIDOS	45.629
Total pasivo	92.414.629
INTERESES MINORITARIOS	1.066.594
PATRIMONIO	
Capital Social, 2.294.009.424 acciones comunes de Bs. 10 cada una	91.368.874
Saldo neto actualizado de utilidades retenidas	156.925.262
Resultado acumulado por traducción de filial extranjera	91.966
Utilidades retenidas:	
Reserva Legal	9.136.887
No distribuidas	20.182.292
Resultado por tenencia de activos no monetarios	109.154.438
Total patrimonio	386.859.719
TOTAL	480.340.942

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197


MANPA
COMISION NACIONAL DE VALORES
03 APR 29 PM 2:47
ARCHIVO
RECIBIDO

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS
25 DE ABRIL DE 2003

PROPOSICIONES

TERCER PUNTO DE LA CONVOCATORIA.- La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en Cuarenticinco Mil Ochocientos Ochenta Millones Ciento Ochentiocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo).

CUARTO PUNTO DE LA CONVOCATORIA.- Se propone a la Asamblea el proyecto para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley del Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que le sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere conveniente. Igualmente, se propone a la Asamblea que nombre como Representante Común de los Obligacionistas al Banco Venezolano de Crédito y que su remuneración sea fijada hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo).

QUINTO PUNTO DE LA CONVOCATORIA.- Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los Papeles Comerciales sea fijada hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo).



SEXTO PUNTO DE LA CONVOCATORIA.- Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de cinco (5) bolívares por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una o más porciones.

Igualmente, se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en los términos antes señalados.


RECEIVED
JUL 0 3 2003
152
WASH, D.C.
SECTION

INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, April 29, 2003.

Citizen

President of the CARACAS STOCK EXCHANGE

Your Office.-

This is to inform you that the General Shareholder's Meeting of my principal held on April 25, 2003 agreed to decree an ordinary cash dividend of five bolivars (Bs.5.00) per share, per each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2002 and delegated the Board of Directors to set the registry dates and payment. The Board of Directors in meeting No.902 as of April 25, 2003 set forth May 19, 2003 as registry date (limit date for transaction with benefit) which corresponds to the fifth business day following the publication of the notice of dividend that will be published in two (2) newspapers of national circulation prior authorization by the National Securities Commission, and as payment date the ninth business day after the registry date, that is, from May 30, 2003 (effective date to register benefit) in one sole portion.

The present dividend has been submitted for the consideration of the National Securities Commission for its approval or amendment.

We make this participation pursuant to the provisions of the Internal Regulations of the Caracas Stock Exchange.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.

Enclosed:

√ Model of advertisement submitted for the consideration of the National Securities Commission.

√ Certificate of the Minutes of the Board of Directors.

√ Certificate of the Minutes of Shareholders' Meeting held on April 25, 2003.

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "Caracas Stock Exchange. RECEIVED. April 29, 2003. Office of the President." At the bottom left margin there is a wet seal that reads as follows: "Caracas Stock Exchange. Caracas Stock Exchange. RECEPTION DOES NOT MEAN ACCEPTANCE OF ITS CONTENT. Date: (blank)."---

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.902 as of April 25, 2003 decided to set the registry dates and payment of dividend in compliance with that approved on April 25, 2003 by the General Shareholders' Meeting that decreed an ordinary cash dividend amounting to Five Bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account


INTERPRETE
PUBLICO
3

at December 31, 2002 corresponding to shareholders registered on the fifth business day following the publication of the notification in two (2) newspapers of major national circulation, that is on May 19, 2003 (limit date of transaction with benefit), payable on the ninth business day following that date, that is from May 30, 2003 (effective date of registry with benefit) in one sole portion.

Dividends will be paid at the business premises of the company situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Secutities Commission authorized the present publication by official communication No.CNV- (blank) dated (blank), pursuant to the provisions of Resolution No.159-96 dated July 3, 1996 published in Special Official Gazette No.5.081 dated July 31, 1996.

Caracas, May 12, 2003. ---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3.659.617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, **DO HEREBY CERTIFY THAT**: The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"RECORD No. 902. As of today, the Twenty-Fifth (25th) day of April of Two Thousand Three, the members of the Board of Directors: CARLOS DELFINO T., Chairman; CARLOS H. PAPARONI M., Second Vice-President; the Directors: ALFREDO TRAVIESO P., JULIO BUSTAMANTE, JUAN CARLOS CARPIO D., NELSON ISAMIT, ELENA DELFINO P., ARNALDO AÑEZ D., FERNADNO PAPARONI M., Acting Director when ALICIA M. PAPARONI M. is absent, ALEJANDRO DELFINO T., Acting Director and Advisor when Alfredo Gómez Ruiz is absent and ANGEL J. RAMIREZ, Acting Director when Celestino Martínez Pérez is absent. Likewise, there was present JOSE GAETANO PAPARONI M., Advisor.

Sole Item.

The Board of Directors decided to establish the dates for registry and payment of the ordinary cash dividend, thus complying with that approved on April 25, 2003 by the General Shareholders' Meeting that decreed an ordinary cash dividend amounting to Five Bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2002 corresponding to shareholders registered on the fifth business day following the publication of the notification in two (2) newspapers of major national circulation, that is on May 19, 2003 (limit date of transaction with benefit), payable on the ninth business day following that date, that is from May 30, 2003 (effective date of registry with benefit) in one sole portion.

Dividends will be paid at the business premises of the company situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

Having no further matter to discuss the meeting was adjourned."

This certification is issued at the request of the party concerned in Caracas, on the Twenty-Ninth day (29th) of April of the year Two Thousand Three.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President. --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3.659.617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minute herein transcribed is a true and exact transcription of its original, **Minute of Special Shareholders' Meeting** dated **April 25, 2003** which is inserted in the Shareholders Book of this company, and textually reads as follows: "As of today, the Fourteenth (25th) day of April of Two Thousand Three at 3:00 p.m., there gathered shareholders of MANUFACTURAS DE PAPEL, C.A.

(MANPA) S.A.C.A., indicated herein below, at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city of Caracas, in virtue of the notice published in El Universal and El Nacional newspapers, dated April 13, 2003 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., Authorized Capital Bs.45,880,188,480.oo Subscribed Capital Bs.22,940,094,240.oo Capital paid-in Bs.22,940,094,240.oo. NOTICE. Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 3:00 p.m., on April 25, 2003 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors. 2) Appointing the Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration. 3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in. 4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance. 5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient. 6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders. Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory

Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from March 29, 2003. Caracas, April 13, 2003. For the BOARD OF DIRECTORS. CARLOS DELFINO T. President.

There attended this meeting the shareholders listed at the bottom of this Minute, which represent one thousand nine hundred ninety-four million two hundred sixty thousand six hundred fifty-five (1,994,260,655) shares, that is, more than eighty-six percent (86%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item of the notice** – which was read out – that is, **considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors**. The company financial statements and the consolidated financial statements as well as the report of management by the Board of Directors, which were read out and unanimously approved by the attending shareholders, except for the company Administrators who abstained from voting.

Immediately, the Second Item of the notice was considered, that is, **appointing the Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration**. Nelly González used her right to speak and proposed that out from the FIRST SHORT LIST including: JACOBO COHEN, JACQUELINE SUBERO and ENRIQUE MERLO to appoint Lic. Jacobo Cohen, registered with the College of Administrators under No. 12.915 and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as First Main Statutory Auditor and as his replacement, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus **Lic. Jacobo Cohen** becoming elected as First Main Statutory Auditor, who is registered with the College of Administrators under No.12.915 and as his substitute to **Lic. Jacqueline Subero**, registered with the College of Administrators under No. 11.437. Next, Nelly González used her right to speak and proposed that out from the SECOND SHORT LIST including ISABEL QUINTERO, CLAUDIA VALENCIA and JUAN FELIPE MALINICH to appoint Lic. Claudia Valencia, registered with the College of


PUBLICO
JUDITH X. HERNANDEZ MORA

Administrators under No.35.909 and Lic. Isabel Quintero, registered with the College of Public Administrators, under No.15.197, as Second Main Statutory Auditor and as her substitute, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus **Lic. Claudia Valencia** becoming elected as Second Main Statutory Auditor, who is registered with the College of Administrators under No.35.909 and **Lic. Isabel Quintero** as her substitute, who is registered with the College of Administrators under No. 15.197. Immediately thereafter Nelly González proposed that the remuneration of the Main Statutory Auditors amounted to One Million Bolivars (Bs.1,000,000.oo) for yearly exercise for each of the performing Statutory Auditors. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the Third Item of the notice was considered, that is, **considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in**. Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is, Forty Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Then, the Fourth Item was considered, **considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.** Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: It is hereby proposed to the Board of Directors a project to issue Unsecured Obligations to be

offered to the public up to a maximum amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000.oo) or its equivalent in US Dollars (US$). Likewise, it is herein proposed to the Shareholder's Meeting to delegate to the company Board of Directors, for a term no longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit set forth in this Meeting, term, collaterals, if the case may be, and in general, to set all the characteristics and conditions of issuance, pursuant to the Capital Market Law, the Standards of the National Securities Commission and the applicable provisions of the Code of Commerce. Likewise, it is herein proposed to authorize the Board of Directors to delegate such powers on the people it deems convenient. It is also herein proposed to the Meeting to appoint Banco Venezolano de Crédito as Common Representative of Bondholders and that its remuneration is set up to TWENTY MILLION BOLIVARS (Bs.20,000,000.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Then, the Fifth Item was considered, that is, **considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient**. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: It is hereby proposed to the Board of Directors a project to issue Commercial Papers to up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000.oo) or its equivalent in US Dollars (US$) to be issued in one or more series. Likewise, it is herein proposed to the Shareholder's Meeting to delegate to the company Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of each of the series comprising the issuance, number, identification and amount of each series of the issuance, the par value of securities, their

maturity date, place and payment term, placement price, discount rate or premium and annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and, in general, all the matters related to issuance. Likewise, it is herein proposed to authorize the Board of Directors to delegate such powers on the people it deems convenient, to appoint the people who subscribe the authorization request before the National Securities Commission as well as those who will sign the securities of the Commercial Papers. It is also herein proposed to the Meeting to appoint Banco Venezolano de Crédito as Common Representative of Commercial Papers and that its remuneration is set up to TWENTY MILLION BOLIVARS (Bs.20,000,000.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Then, the Sixth Item was considered, that is, **agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders**. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: Agreeing upon the decree of dividends to allocate to shareholders. It is hereby proposed to decree an ordinary cash dividend of five (5) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2002 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by the National Securities Commission, payable from the ninth business day following this latter date (effective date of registry with benefit). Payment needs to be made during the present year, in one or more portions.

Likewise, it is hereby requested to delegate to the Board of Directors the setting of the registry date and payment in the aforementioned terms.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal, and the Meeting authorized the members of the Board


INTERPRETE
PUBLICO
10
JUDITH X. HERNANDEZ MORA

of Directors so that any of them make the corresponding participation to the Commercial Registry.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in the city of Caracas, on the Twenty-Ninth (29th) day of April of the year Two Thousand Three.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President. ---

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/25/Illegible

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Ordinary

Total Shares:	2,294,009,424
Present Shares:	1,994,260,655
% Quorum:	83,933

Total Shares Type "A"	:	2,294,009,424
Total Shares Type "A" Present	:	1,994,260,655
% Quorum Type "A"	:	86.933

MANUFACTURAS DE PAPEL, C.A.

(Manpa), S.A.C.A. Lic. CARLOS E. DELFINO T. (signed) Illegible

President

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/25/Illegible

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Present

Shareholder's Name Number of %

	Shares	
AÑEZ DELFINO GUSTAVO ALFREDO	70,000	0.003
ABRAHIM KATOON HAROON	10,000	0.000
ALVAREZ DE RODRÍGUEZ HAYDEE JOSEFINA	2,598,940	0.113
AYALA USECHE RICARDO ALFREDO	69,736	0.003
DELFINO DE AÑEZ TERESITA	78,750	0.003
FEBRES PÉREZ JOSÉ ALBERTO	11,302	0.000
GOMEZ ARRAIZ ROSA ELENA	3,438,860	0.150
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,252,072	0.055
HEREDIA JUAN BAUTISTA	45,000	0.002
MARQUEZ BUSTAMANTE IVAN ANTONIO	1,000	0.000
PAUL ALFREDO LUIS	5,250	0.000
REZNICEK WEIRAUCHOVA HANY	130,200	0.006
SALAS DELFINO GUILLERMO ALEJAND	8,400	0.000
ZABALA VELIZ EUNICES JOSEFINA	10,000	0.000
ZAMBRANO AGUILAR ELY ALEJANDRO	1,400	0.000
Total shares represented =>	7,730,910	0.337
Total quorum shares =>	1,994,260,655	86.933

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:04/25/ Illegible

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
ALVAREZ VICTOR	**38,395,505**	**1.674**
BEE SUSAN MARY	3,100	0.000
CAPIELO RAYMOND SANIA CELINA	990	0.000
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
CARRILLO HERNÁNDEZ NUBIA MARIA	400	0.000
DELFINO PARRA ELENA	158,682	0.007

Shareholder's Name	Number of Shares	%
DELFINO PARRA ELENA MARGARITA	640,490	0.028
DELFINO THORMAHLEN ALBERTO JOSÉ	4,800,000	0.209
DELFINO THORMAHLEN ALEJANDRO	3,135,904	0.137
DELFINO THORMAHLEN CARLOS EDUARDO	5,195,000	0.226
DITMER MANZANO EGBERT	893,838	0.039
Shareholder's Name	Number of Shares	%
ELLIS GARCÍA DE LA CONCHA JOHN	78,750	0.003
FIORAVANTI DE SANCTIS MARINA FELICE	257,446	0.011
INVERSIONES 935431, C.A.	3,459,960	0.151
LARRAZABAL GONZÁLEZ EDUARDO ELIAS	119,238	0.005
LOVERA VEGAS JUAN ANTONIO	1,517,012	0.066
MADINA INVESTMENTS LTD.	8,569,728	0.374
MAGUHN TOLEDO MARÍA ALEJANDRA	5,000	0.000
MAURY RODRÍGUEZ MARÍA EUGENIA	4,049	0.000
RAMÍREZ ORTIZ ANGEL JESÚS	8,911,817	0.388
RODRÍGUEZ DE LOVERA MARÍA JOSEFINA	134,200	0.006
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
ALVAREZ VICTOR	**6,518,750**	**0.284**
MAURY DE PAPARONI ALICIA	168,750	0.007
PAPARONI MAURY ALICIA MARIELA	6,200,000	0.270
PAPARONI MICALE JOSE GAETANO	150,000	0.007
AÑEZ DELFINO GUSTAVO	**46,710,174**	**2.036**
CONDE DELFINO GUSTAVO EMILIO	682,080	2.036
CONDE DELFINO VALENTINA ISABEL	10,752	0.000
INVERSIONES 3 DE OCTUBRE, C.A.	815,136	0.036
INVERSORA 3-10-64, C.A.	423,150	0.018
INVERSORA CONDEISA, C.A.	682,080	0.030

SERV. INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976	1.922
DELFINO TERESITA	**26,454,262**	**1.153**
AÑEZ DELFINO ALBERTO ENRIQUE	3,343	0.000
AÑEZ DE HERRERA SUSANA DE LA C.	78,750	0.003
AÑEZ DELFINO ARNALDO JOSÉ	15,246	0.001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78,750	0.003
AÑEZ DELFINO GUSTAVO ALFREDO	8,750	0.000
BUSTILLOS DE AÑEZ MARÍA VICTORIA	2,121,839	0.092
DELFINO GOMEZ JOSÉ IGNACIO	5,000	0.000
HERRERA VAN EPS GUSTAVO ROBERTO	39,000	0.002
INVERSIONES GRUPO 21, C.A.	2,612	0.000
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:04/25/ Illegible

SATACORP PAGE: 2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
INVERSIONES TEDEA, C.A.	22,967,800	1.001
DELFINO VERÓNICA	**26,501,870**	**1.155**
DALMA HOLDINGS A.V.V.	4,232,374	0.184
VILLA ROSA HOLDINGS A.V.V.	22,269,496	0.971
FEBRES PÉREZ JOSÉ ALBERTO	**1,000**	**0.000**
CORPORACIÓN INFISA, C.A.	1,000	0.000
GARCÍA OSCAR	**30,915,757**	**1.348**
ACTIVALORES SOC. DE CORRETAJE, S.A.	25,000	0.001
ACTIVALOES SOCIEDAD DE CORRETAJE A	30,890,757	1.347
GOMEZ RUIZ GUSTAVO	**17**	**0.000**
WHITE SOUL CORP.	17	0.000


INTERPRETE
PUBLICO
14
JUDITH X. HERNANDEZ MORA

Shareholder's Name	Number of Shares	%
GONZALEZ NELLY	**1,256,716,543,**	**54.783**
ARMANECA BIENES Y RAICES, C.A.	16	0.000
ARMANECA BIENES Y RAICES, C.A.	48,437,564	2.111
BROWN BROTHERS HARRIMAN & CO.	140,000,000	6.103
CLARIDGE, LTD	350,000,000	15.257
CONSTRUCTORA TRAMONTANA, C.A.	182,400	0.008
ENTREMENTES, C.A.	20,000	0.001
FUNDACIÓN CARLOS DELFINO	100,511,658	4.381
INMOBILIARIA ARA, S.A.	33,600	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 199, C.A.	400,000	0.017
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 222, C.A.	1,139,510	0.050
INVERSIONES 2838, C.A.	808,900	0.035
INVERSIONES 2838, C.A.	91,100	0.004
INVERSIONES 301130	976,890	0.043
INVERSIONES 301130, C.A.	20,456,474	0.892
INVERSIONES 3240, C.A.	107,500	0.005
INVERSIONES 85735, LTD	144,939,746	6.318
INVERSIONES 98618680, C.A.	1,600,000	0.070
INVERSIONES CESCARSA, C.A.	300,000	0.013
INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES PALMIRA, C.A.	126	0.000
INVERSIONES TALBOT,C.A.	3,907,906	0.170
INVERSIONES VEIQUEVE, S.A.	127,600	0.006
LLF CAPITALES, C.A.	85,350	0.004
MILANASA LLC	169,433,930	7.386
PARONI MAURY CARLOS HENRIQUE JOSÉ	6,200,000	0.270

Shareholder's Name	Number of Shares	%
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	679,000	0.030
PAPARONI SÁNCHEZ GUSTAVO	112,000	0.005

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:04/25/ Ilegible

SATACORP PAGE: 3

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
PAPARONI SANCHEZ SILVIA	112,000	0.005
PROMOCIONES CATETO, S.A.	200,000	0.009
SÁNCHEZ DE PAPARONI MARÍA CRISTINA	112,000	0.005
TÉCNICA ARENAZO, C.A.	22,000	0.001
THREE D INTERNC. MARKETING, INC	29,000	0.001
THREE-D INTERNATIONAL MARKETING, INC	189,945,920	8.280
VETA HOLDINGS AVV	65,175,046	2.841

Shareholder's Name	Number of Shares	%


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

MONTAÑA DE ZAPATA JACQUELINE	**23,572,500**	**1.028**
CORPORACIÓN ANDINA DE FOMENTO	23,572,500	1.028
REZNICEK HANY	**4,230,114**	**0.184**
INVERSIONES PENMAY, C.A.	4,230,114	0.184
RIVAS RAMÓN	**477,773,413**	**20.827**
BEAR STERNS SECURITIES CORP.	5,979,771	0.261
FONDO MUTUAL DE VENEZUELA, F.M.I.C.A.	34,042	0.001
FONDO MUTUAL DE VENEZUELA. FONDO MUT	1,500,000	0.065
NATSCUMCO (NOMINEE FOR CITIBANK NA	470,259,600	20.499
SALAS DELFINO PEDRO PABLO	**47,345,234**	**2.064**
INVERSIONES RODANO, C.A.	47,345,234	2.064
TRAVIESO CARLOS	**1,394,606**	**0.061**
INVERSIONES 7426, S.A.	1,394,606	0.061
Total shares represented =>	1,986,529,745	86.596
Total quorum shares =>	1,994,260,655	86.933

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:04/25/ Illegible

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name	Number of Shares	%
ABRAHIM KATOON HAROON		
Own shares : ⇒	10,000	0.000
Represented shares : ⇒	0	0.000
Total shares : ⇒	10,000	0.000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN		
Own shares : ⇒	2,598,940	0.113
Represented shares : ⇒	0	0.000
Total shares : ⇒	2,598,940	0.113
ALVAREZ VICTOR		

Own shares : ⇒	0	0.000
Represented shares : ⇒	38,395,505	1.674
Total shares : ⇒	38,395,505	1.674
ALVAREZ VICTOR		
Own shares : ⇒	0	0.000
Represented shares : ⇒	6,518,750	0.284
Total shares : ⇒	6,518,750	0.284
AYALA USECHE RICARDO ALFREDO		
Own shares : ⇒	69,736	0.003
Represented shares : ⇒	0	0.000
Total shares : ⇒	69,736	0.003
AÑEZ DELFINO GUSTAVO		
Own shares : ⇒	70,000	0.003
Represented shares : ⇒	46,710,174	2.036
Total shares : ⇒	46,780,174	2.039

Shareholder's Name	Number of Shares	%
DELFINO TERESITA		
Own shares : ⇒	78,750	0.003
Represented shares : ⇒	26,454,262	1.153
Total shares : ⇒	26,533,012	1.157
DELFINO VERÓNICA		
Own shares : ⇒	0	0.000
Represented shares : ⇒	26,501,870	1.155
Total shares : ⇒	26,501,870	1.155
FEBRES PEREZ JOSÉ ALBERTO		
Own shares : ⇒	11,302	0.000
Represented shares : ⇒	1,000	0.000
Total shares : ⇒	12,302	0.001


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
GARCIA OSCAR			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	30,915,757	1.348
Total shares	: ⇒	30,915,757	1.348
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	3,438,860	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,438,860	0.150

Shareholder's Name		Number of Shares	%
GOMEZ RUIZ GUSTAVO			
Own shares	: ⇒	1,252,072	0.055
Represented shares	: ⇒	17	0.000
Total shares	: ⇒	1,252,089	0.055
GONZALEZ NELLY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,256,716,543	54.783
Total shares	: ⇒	1,256,716,543	54.783
HEREDIA JUAN BAUTISTA			
Own shares	: ⇒	45,000	0.002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	45,000	0.002
MARQUEZ BUSTAMANTE IVAN ANTONIO			

Own shares	: ⇒	1,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,000	0.000

MONTAÑA DE ZAPATA JACKELINE

Own shares	: ⇒	0	0.000
Represented shares	: ⇒	23,572,500	1.028
Total shares	: ⇒	23,575,500	1.028

PAUL ALFREDO LUIS

Own shares	: ⇒	5,250	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	5,250	0.000

RESNICEK HANY

Own shares	: ⇒	130,200	0.006
Represented shares	: ⇒	4,230,114	0.184
Total shares	: ⇒	4,360.314	0.190

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:04/25/ Illegible

SATACORP PAGE: 3

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
RIVAS RAMON			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	477,773,413	20.827
Total shares	: ⇒	477,773,413	20.827
SALAS DELFINO GUILLERMO ALEJAND			
Own shares	: ⇒	8,400	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	8,400	0.000

SALAS DELFINO PEDRO PABLO

Own shares	: ⇒	0	0.000
Represented shares	: ⇒	47,345,234	2.064
Total shares	: ⇒	47,345,234	2.064
TRAVIESO CARLOS			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,394,606	0.061
Total shares	: ⇒	1,394,606	0.061
ZABALA VELIZ EUNICES JOSEFINA			
Own shares	: ⇒	10,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	10,000	0.000
ZAMBRANO AGUILAR ELY ALEJANDRO			
Own shares	: ⇒	1,400	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,400	0.000
Total General Shares	: ⇒	1,994,260,655	86.933

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 18th, 2003

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

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MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ven
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 29 de abril de 2003

007391


Bolsa de Valores de Caracas
RECIBIDO
29 ABR 2003
PRESIDENCIA

Ciudadano
Presidente de la
BOLSA DE VALORES DE CARACAS
Su Despacho.-

Por medio de la presente les informamos que en la **Asamblea General Ordinaria de Accionistas** de mi representada celebrada el día **25 de abril de 2003**, se acordó decretar un **dividendo ordinario en efectivo de cinco bolívares (Bs. 5,oo)** por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, y delegó la fijación de las fechas de registro y pago en la Junta Directiva, la cual en su reunión N° 902 del 25 de abril de 2003 estableció como fecha de registro (fecha límite de transacción con beneficio) el 19 de mayo de 2003, que corresponde al quinto día hábil siguiente de la publicación del aviso del dividendo que se hará en dos (2) periódicos de circulación nacional previa autorización de la Comisión Nacional de Valores, y como fecha de pago el noveno día hábil siguiente a la fecha de registro, es decir, a partir del 30 de mayo de 2003 (fecha efectiva de registro del beneficio), en una única porción.

El presente dividendo ha sido sometido a la consideración de la Comisión Nacional de Valores para su aprobación o modificación.

Participación que hacemos a usted conforme a lo previsto en Reglamento Interno de la Bolsa de Valores de Caracas.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo:
- ✓ Modelo del aviso sometido a la consideración de la Comisión Nacional de Valores
- ✓ Certificación del Acta de Junta Directiva
- ✓ Certificación del Acta de la Asamblea del 25 de abril de 2003

RECIBIDO SIN QUE IMPLIQUE ACEPTACION DE SU CONTENIDO
Fecha: ____/____/____

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MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Vene
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

007391

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 902 de fecha 25 de abril de 2003, decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento con lo aprobado en fecha 25 de abril de 2003 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 19 de mayo de 2003 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir a partir del 30 de mayo de 2003 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación fue autorizada por la Comisión Nacional de Valores, mediante oficio N° CNV-_______ de fecha ____________, de conformidad con lo establecido en la Resolución N° 159-96 de fecha 3 de julio de 1996, publicada en Gaceta Oficial Extraordinaria N° 5.081 de fecha 31 de julio de 1996.

Caracas, 12 de mayo de 2003



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MANPA

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Chacaíto, Caracas 1050.
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Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

007391

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO:** Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

> "**ACTA N° 902.** Hoy, veinticinco (25) de abril de dos mil tres, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: CARLOS DELFINO T., Presidente; CARLOS H. PAPARONI M.,. Segundo Vicepresidente; los Directores: ALFREDO TRAVIESO P., JULIO BUSTAMANTE, JUAN CARLOS CARPIO D., NELSON ISAMIT, ELENA DELFINO P., ARNALDO AÑEZ D., FERNANDO PAPARONI M., Director Suplente en ausencia de ALICIA M. PAPARONI M., ALEJANDRO DELFINO T., Director Suplente y Asesor en ausencia de Alfredo Gómez Ruiz y ANGEL J. RAMIREZ, Director Suplente en ausencia de Celestino Martínez Pérez. Igualmente se encontraba presente JOSE GAETANO PAPARONI M., Asesor.
>
> **Punto Unico**
>
> La Junta Directiva decidió establecer las fechas de registro y pago del dividendo ordinario en efectivo, dando cumplimiento a lo aprobado en fecha 25 de abril de 2003 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 19 de mayo de 2003 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir a partir del 30 de mayo de 2003 (fecha efectiva de registro del beneficio), en una única porción.
>
> Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.
>
> No habiendo más asuntos que tratar se levantó la sesión."

Certificación que se expide en Caracas, a los veintinueve (29) días del mes de abril del año dos mil tres.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

[firma]

Lic. CARLOS E. DELFINO T.
Presidente

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MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Vene
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Ordinaria de Accionistas** de fecha **25 de abril de 2003**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, veinticinco (25) de abril del año dos mil tres, siendo las 03:00 p.m., se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 13 de abril de 2003, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 25 de abril de 2003, a las 3 p.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. 3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. 4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común,



provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. 6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2003. Caracas, 13 de abril de 2003. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **un mil novecientos noventicuatro millones doscientos sesenta mil seiscientos cincuenta y cinco (1.994.260.655) acciones**, o sea, más del **ochenta y seis por ciento (86%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.** Los Estados Financieros de la compañía y los consolidados, así como el informe de gestión de la Junta Directiva, los cuales fueron leídos, resultando aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, **Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.** Tomó la palabra Nelly González y propuso que de la PRIMERA TERNA conformada por los señores: JACOBO COHEN, JACQUELINE SUBERO y



ENRIQUE MERLO, se designara al Lic. Jacobo Cohen, inscrito en el Colegio de Administradores, bajo el N° 12.915 y la Lic. Jacqueline Subero, inscrita en el Colegio de Administradores, bajo el N° 11.437, como Primer Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como **Primer Comisario Principal** el **Lic. Jacobo Cohen**, inscrito en el Colegio de Administradores, bajo el N° 12.915 y como su **Suplente** la **Lic. Jacqueline Subero**, inscrita en el Colegio de Administradores, bajo el N° 11.437. Seguidamente, Nelly González tomó la palabra y propuso que de la SEGUNDA TERNA conformada por los señores: ISABEL QUINTERO, CLAUDIA VALENCIA y JUAN FELIPE MALINICH, se designara a la Lic. Claudia Valencia, inscrita en el Colegio de Administradores, bajo N° 35.909, y a la Lic. Isabel Quintero, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197, como Segundo Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como **Segundo Comisario Principal** la **Lic. Claudia Valencia**, inscrita en el Colegio de Administradores, bajo N° 35.909 y como su **Suplente** la **Lic. Isabel Quintero**, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197. De inmediato Nelly González propuso que la remuneración de los Comisarios Principales fuera de **Un Millón de Bolívares (Bs. 1.000.000,oo)** por ejercicio anual para cada uno de los Comisarios actuantes. Sometida a consideración de la Asamblea dicha proposición fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, **Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en Cuarenticinco Mil Ochocientos Ochenta Millones Ciento Ochentiocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo). Sometida a la consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.


MANPA
Bolsa de Valores de Caracas
RECIBIDO
29 ABR 2003
PRESIDENCIA

Posteriormente se procedió a considerar el **Cuarto Punto de la convocatoria**, o sea, **Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea el proyecto para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley del Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que le sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere conveniente. Igualmente, se propone a la Asamblea que nombre como Representante Común de los Obligacionistas al Banco Venezolano de Crédito y que su remuneración sea fijada hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo). Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Quinto Punto de la convocatoria**, o sea, **Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las**



características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que nombre como Representante Común de los Papeles Comerciales al Banco Venezolano de Crédito y que su remuneración sea fijada hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo). Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Sexto Punto de la convocatoria**, o sea, **Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de cinco (5) bolívares por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades


MANPA

No Distribuidas al 31 de diciembre de 2002, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una o más porciones.
Igualmente, se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en los términos antes señalados.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veintinueve (29) días del mes de abril del año dos mil tres.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL
SATACORP

FECHA : 25/04/[illegible]

MANUFACTURA DE PAPEL C.A. M.A.N.P.A
Estado del Quorum
Ordinaria

Total Accs.	:	2.294.009.424
Accs. Pres.	:	1.994.260.655
% Quroum	:	86,933

Total Accs. Tipo "A"	:	2.294.009.424
Total Accs. Tipo "A" Presentes	:	1.994.260.655
% Quroum Tipo "A"	:	86,933

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente


CARACAS

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 25/04/
PAGINA: 1

MANUFACTURA DE PAPEL C.A. M.A.N.P.A
Presentes

Nombre Accionista	Cant. Acciones	%
A EZ DELFINO GUSTAVO ALFREDO	70.000	0,003
ABRAHIM KATOON HAROON	10.000	0,000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	2.598.940	0,113
AYALA USECHE RICARDO ALFREDO	69.736	0,003
DELFINO DE AÑEZ TERESITA	78.750	0,003
FEBRES PEREZ JOSE ALBERTO	11.302	0,000
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0,150
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.252.072	0,055
HEREDIA JUAN BAUTISTA	45.000	0,002
MARQUEZ BUSTAMANTE IVAN ANTONIO	1.000	0,000
PAUL ALFREDO LUIS.	5.250	0,000
REZNICEK WEIRAUCHOVA HANY	130.200	0,006
SALAS DELFINO GUILLERMO ALEJAND	8.400	0,000
ZABALA VELIZ EUNICES JOSEFINA	10.000	0,000
ZAMBRANO AGUILAR ELY ALEJANDRO	1.400	0,000
Total Acciones Representadas =>	7.730.910	0,337
Total Acciones del Quorum =>	1.994.260.655	86,933



VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 25/04/[illegible]
PAGINA: 1

MANUFACTURA DE PAPEL C.A. M.A.N.P.A
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
ALVAREZ VICTOR	**38.395.505**	**1,674**
BEE SUSAN MARY	3.100	0,000
CAPIELO RAYMOND SANIA CELINA	990	0,000
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
DELFINO PARRA ELENA	158.682	0,007
DELFINO PARRA ELENA MARGARITA.	640.490	0,028
DELFINO THORMAHLEN ALBERTO JOSE	4.800.000	0,209
DELFINO THORMAHLEN ALEJANDRO	3.135.904	0,137
DELFINO THORMAHLEN CARLOS EDUARDO	5.195.000	0,226
DITTMER MANZANO EGBERT	893.838	0,039
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0,003
FIORAVANTI DE SANCTIS MARINA FELICI	257.446	0,011
INVERSIONES 935431, C.A.	3.459.960	0,151
LARRAZABAL GONZALEZ EDUARDO ELIAS	119.238	0,005
LOVERA VEGAS JUAN ANTONIO	1.517.012	0,066
MADINA INVESTMENTS LTD.	8.569.728	0,374
MAGUHN TOLEDO MARIA ALEJANDRA	5.000	0,000
MAURY RODRIGUEZ MARIA EUGENIA	4.049	0,000
RAMIREZ ORTIZ ANGEL JESUS	8.911.817	0,388
RODRIGUEZ DE LOVERA MARIA JOSEFINA	134.200	0,006
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
ALVAREZ VICTOR	**6.518.750**	**0,284**
MAURY DE PAPARONI ALICIA	168.750	0,007
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0,270
PAPARONI MICALE JOSE GAETANO	150.000	0,007
AÑEZ DELFINO GUSTAVO	**46.710.174**	**2,036**
CONDE DELFINO GUSTAVO EMILIO	682.080	0,030
CONDE DELFINO VALENTINA ISABEL	10.752	0,000
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSORA 3-10-64, C.A.	423.150	0,018
INVERSORA CONDEISA, C.A.	682.080	0,030
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,922
DELFINO TERESITA	**26.454.262**	**1,153**
A EZ DELFINO ALBERTO ENRIQUE	3.343	0,000
AÑEZ DE HERRERA SUSANA DE LA C.	78.750	0,003
AÑEZ DELFINO ARNALDO JOSE.	15.246	0,001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78.750	0,003
AÑEZ DELFINO GUSTAVO ALFREDO.	8.750	0,000
BUSTILLOS DE A EZ MARIA VICTORIA	2.121.839	0,092
DELFINO GOMEZ JOSE IGNACIO	5.000	0,000
HERRERA VAN EPS GUSTAVO ROBERTO	39.000	0,002
INVERSIONES GRUPO 21,C.A.	2.612	0,000
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049

MANUFACTURA DE PAPEL C.A. M.A.N.P.A
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
INVERSIONES TEDEA, C.A.	22.967.800	1,00
DELFINO VERONICA	**26.501.870**	**1,15**
DALMA HOLDINGS A.V.V.	4.232.374	0,18
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0,97
FEBRES PEREZ JOSE ALBERTO	**1.000**	**0,000**
CORPORACION INFISA, C.A.	1.000	0,000
GARCIA OSCAR	**30.915.757**	**1,348**
ACTIVALORES SOC. DE CORRETAJE, S.A.	25.000	0,001
ACTIVALORES SOCIEDAD DE CORRETAJE A	30.890.757	1,347
GOMEZ RUIZ GUSTAVO	**17**	**0,000**
WHITE SOUL CORP.	17	0,000
GONZALEZ NELLY	**1.256.716.543**	**54,783**
ARMANECA BIENES Y RAICES, C.A.	16	0,000
ARMANECA BIENES Y RAISES C.A ,	48.437.564	2,111
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,103
CLARIDGE, LTD.	350.000.000	15,257
CONSTRUCTORA TRAMONTANA, C.A.	182.400	0,008
ENTREMENTES, C.A.	20.000	0,001
FUNDACION CARLOS DELFINO	100.511.658	4,381
INMOBILIARIA ARA, S.A.	33.600	0,001
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 199, C.A.	400.000	0,017
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 222, C.A.	1.139.510	0,050
INVERSIONES 2838 C.A	808.900	0,035
INVERSIONES 2838,C.A.	91.100	0,004
INVERSIONES 301130	976.890	0,043
INVERSIONES 301130, C.A	20.456.474	0,892
INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES 85735, LTD	144.939.746	6,318
INVERSIONES 9861680, C.A.	1.600.000	0,070
INVERSIONES CESCARSA, C.A.	300.000	0,013
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES PALMIRA C.A.	126	0,000
INVERSIONES TALBOT, C.A.	3.907.906	0,170
INVERSIONES VEIQUEVE, S.A	127.600	0,006
LLF CAPITALES, C.A.	85.350	0,004
MILANASA LLC	169.433.930	7,386
PAPARONI MAURY CARLOS HENRIQUE JOSE	6.200.000	0,270
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR	679.000	0,030
PAPARONI SANCHEZ GUSTAVO	112.000	0,005

MANUFACTURA DE PAPEL C.A. M.A.N.P.A
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
PAPARONI SANCHEZ SILVIA	112.000	0,005
PROMOCIONES CATETO, S.A.	200.000	0,009
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
TECNICA ARENAZO, C.A	22.000	0,001
THREE D INTERNC.MARKETING,INC.	29.000	0,001
THREE-D INTERNATIONAL MARKETING,INC	189.945.920	8,280
VETA HOLDINGS A V V	65.175.046	2,841
MONTAÑA DE ZAPATA JACQUELINE	**23.572.500**	**1,028**
CORPORACION ANDINA DE FOMENTO	23.572.500	1,028
REZNICEK HANY	**4.230.114**	**0,184**
INVERSIONES PENMAY, C.A.	4.230.114	0,184
RIVAS RAMON	**477.773.413**	**20,827**
BEAR STEARNS SECURITIES CORP.	5.979.771	0,261
FONDO MUTUAL DE VENEZUELA,F.M.I.C.A	34.042	0,001
FONDO MUTUAL DE VENEZUELA.FONDO MUT	1.500.000	0,065
NATSCUMCO(NOMINEE FOR CITIBANK NA	470.259.600	20,499
SALAS DELFINO PEDRO PABLO	**47.345.234**	**2,064**
INVERSIONES RODANO, C.A.	47.345.234	2,064
TRAVIESO CARLOS	**1.394.606**	**0,061**
INVERSIONES 7426, S.A	1.394.606	0,061
Total Acciones Representadas =>	1.986.529.745	86,596
Total Acciones del Quorum =>	1.994.260.655	86,933


CARACAS

MANUFACTURA DE PAPEL C.A. M.A.N.P.A
Especial

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN				
	Acciones Propias	:=>	2.598.940	0,113
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	2.598.940	0,113
ALVAREZ VICTOR				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	38.395.505	1,674
	Total Acciones	:=>	38.395.505	1,674
ALVAREZ VICTOR				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	6.518.750	0,284
	Total Acciones	:=>	6.518.750	0,284
AYALA USECHE RICARDO ALFREDO				
	Acciones Propias	:=>	69.736	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	69.736	0,003
AÑEZ DELFINO GUSTAVO				
	Acciones Propias	:=>	70.000	0,003
	Acciones Representadas	:=>	46.710.174	2,036
	Total Acciones	:=>	46.780.174	2,039
DELFINO TERESITA				
	Acciones Propias	:=>	78.750	0,003
	Acciones Representadas	:=>	26.454.262	1,153
	Total Acciones	:=>	26.533.012	1,157
DELFINO VERONICA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	26.501.870	1,155
	Total Acciones	:=>	26.501.870	1,155
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	11.302	0,000
	Acciones Representadas	:=>	1.000	0,000
	Total Acciones	:=>	12.302	0,001


VENEZOLANO DE CREDITO
BANCO UNIVERSAL

MANUFACTURA DE PAPEL C.A. M.A.N.P.A
Especial

Nombre Accionista			Cant. Acciones	%
GARCIA OSCAR				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	30.915.757	1,348
	Total Acciones	:=>	30.915.757	1,348
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0,150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.438.860	0,150
GOMEZ RUIZ GUSTAVO				
	Acciones Propias	:=>	1.252.072	0,055
	Acciones Representadas	:=>	17	0,000
	Total Acciones	:=>	1.252.089	0,055
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.256.716.543	54,783
	Total Acciones	:=>	1.256.716.543	54,783
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	45.000	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	45.000	0,002
MARQUEZ BUSTAMANTE IVAN ANTONIO				
	Acciones Propias	:=>	1.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.000	0,000
MONTAÑA DE ZAPATA JACQUELINE				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	23.572.500	1,028
	Total Acciones	:=>	23.572.500	1,028
PAUL ALFREDO LUIS.				
	Acciones Propias	:=>	5.250	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	5.250	0,000
REZNICEK HANY				
	Acciones Propias	:=>	130.200	0,006
	Acciones Representadas	:=>	4.230.114	0,184
	Total Acciones	:=>	4.360.314	0,190

MANUFACTURA DE PAPEL C.A. M.A.N.P.A
Especial

Nombre Accionista			Cant. Acciones	%
RIVAS RAMON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	477.773.413	20,827
	Total Acciones	:=>	477.773.413	20,827
SALAS DELFINO GUILLERMO ALEJAND				
	Acciones Propias	:=>	8.400	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	8.400	0,000
SALAS DELFINO PEDRO PABLO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	47.345.234	2,064
	Total Acciones	:=>	47.345.234	2,064
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.394.606	0,061
	Total Acciones	:=>	1.394.606	0,061
ZABALA VELIZ EUNICES JOSEFINA				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000
ZAMBRANO AGUILAR ELY ALEJANDRO				
	Acciones Propias	:=>	1.400	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.400	0,000
	Total Acciones General	:=>	1.994.260.655	86,933


CARACAS

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, April 30, 2003.

Messrs.

CARACAS STOCK EXCHANGE

Present.-

Attn. Department of Issuing Companies

In compliance with the regulations in effect, enclose please find three (3) counterparts of the following documents belonging to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Restated Financial Statements Consolidated at March 31, 2003.

2. Consolidated Statements of Equity Accounts Movements at March 31, 2003 in restated bolivars.

3. Consolidated Statements of Equity Accounts Movements at March 31, 2002 in restated bolivars.

4. Consolidated Statements of Cash Flows for the term going from January the 1st to March 31st for the years 2003 and 2002, in restated bolivars.

5. Historical Consolidated Financial Statements at March 31, 2003.

6. Consolidated Statements of Movements in Equity Accounts at March 31, 2003 in historical bolivars.

7. Consolidated Statements of Movements in Equity Accounts at March 31, 2002 in historical bolivars.

8. Consolidated Statements of Cash Flows for the term going from January the 1st to March 31st for the years 2002, in historical bolivars.

9. Detail of long-term loans at March 31, 2003.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

Translator's Note:

At the bottom right margin there is a wet seal that reads as follows: "Its reception does not mean acceptance of its content." --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS STATEMENT RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH 31ST

STATED IN CONSTANT CURRENCY AT MARCH 31st, 2003

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Quarter 2003	1st Quarter 2002
Net sales	56,211,365	56,416,084
OPERATING COSTS AND EXPENSES		
Sales cost	45,902,382	36,838,571
Administration expenses	2,292,156	3,553,910
Sales expenses	5,458,892	7,832,549
OPERATING EARNINGS	2,557,935	8,191,054
OTHER INCOME/ (EXPENSES)		
Others – net	-4,478,056	-3,810,654

INTEGRAL FINANCING INCOME (COST)		
Earned interests	96,658	180,718
Interests expenses	-1,992,089	-3,499,832
Exchange differences – net	-2,830,721	36,581
Monetary earnings	2,210,008	731,816
TOTAL INTEGRAL FINANCING INCOME (COST)	3,145,298	-2,550,717
PROFITS BEFORE INCOME TAX	1,225,177	1,829,683
Income tax provision	860,331	999,791
NET INCOME	364,846	829,892
"EBITDA"(sic.) (INCOME BEFORE INTERESTS, TAXES, DEPRECIATION AND AMORTIZATION)	5,675,310	13,391,036

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST, 2003

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Quarter 2003	1st Quarter 2002
ASSETS		
CURRENT		
Cash and transferable securities	24,782,652	13,142,959
Commercial Accounts Receivable	42,181,755	38,512,481
Other accounts receivable	5,151,621	4,093,806
Inventory	40,432,874	36,143,189
Expenses paid in advance	306,389	396,304

Advances to suppliers	1,508,379	2,443,809
TOTAL CURRENT ASSETS	114,363,670	94,732,548
Investments	14,084,041	27,104,631
NET FIXED ASSETS	384,177,943	361,242,751
Other Assets	1,295,342	1,791,674
TOTAL ASSETS	513,920,996	484,871,604

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST

STATED IN CONSTANT CURRENCY AT SEPTEMBER 30, 2002

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Quarter 2003	1st Quarter 2002
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	10,335,000	10,257,761
Current portion of long-term loans	2,812,500	8,905,890
Commercial accounts payable	47,360,540	29,538,766
Other accounts payable	5,889,751	4,593,208
Dividends	279,033	342,833
Others	6,007,870	4,399,562
TOTAL CURRENT LIABILITIES	72,684,694	58,038,020
INCOME TAX PROVISION		
Income tax payable	2,892,031	3,117,921

LONG-TERM LIABILITIES		
Long-term loans	2,625,000	3,771,236
Issued outstanding obligations	2,657,100	-
Severance benefits and Other reserves	8,116,068	8,209,738
Other liabilities	1,863,473	1,733,277
TOTAL LONG-TERM LIABILITIES	15,261,641	13,714,251
TOTAL LIABILITIES	90,838,366	74,870,192
EQUITY	423,082,630	410,001,412
TOTAL LIABILITIES AND EQUITY	513,920,996	484,871,604

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

(Next there is one Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST OF THE YEARS 2002 AND 2003

STATED IN CONSTANT CURRENCY AT MARCH 31, 2003

(Stated in thousands of Bs.)

	2003	2002
OPERATING ACTIVITIES:		
Net earnings	364,846	829,892
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation in results from non-consolidated affiliates	620,715	-
Participation minority shareholders, net	753,205	350,677

Removal and use of equipment and industrial parts	183,337	-
Profit from selling assets	2,068	-
Provision for investments	908,367	-
Goodwill redemption on share book value of affiliates	20,663	-
Monetary earnings	(2,210,007)	(731,818)
Depreciation	3,117,375	5,049,223
Provision for severance benefits	2,857,455	3,775,051
Changes in current assets and liabilities	11,590,173	6,532,596
Deferred charges and other assets	(20,556)	(35,191)
Payment of severance benefits	(3,332,586)	(3,575,294)
Loss from investments, net	-	2,743,911
Other liabilities and deferred credits	(6,239)	(6,224)
Net cash provided for operating activities	14,848,816	14,932,823
INVESTMENT ACTIVITIES:		
Increase of investments, net		
Additions to properties, plant and equipment net	(758,750)	(581,839)
Sales and withdrawals of properties and equipment, net	531,367	943,593
Net cash provided for investment activities	(227,383)	361,754
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	(822,851)	10,257,761
Reduction of long-term loans	(3,138,840)	(16,404,327)
Cash dividends	-	(6,410,940)
Net cash used by financing activities	(3,961,691)	(12,557,506)
NET INCREASE IN CASH AND CASH EQUIVALENTS		
CASH AND CASH EQUIVALENTS:		
AT THE BEGINNING OF PERIOD	14,122,910	10,405,888

AT THE END OF PERIOD	24,782,652	13,142,959

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED PROFIT AND LOSS STATEMENT

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST

INTERIM PRELIMINARY

(In thousands of Bs.)

	1ST Quarter 2003	1ST Quarter 2002
Net sales	55,354,462	40,856,114
OPERATING COSTS AND EXPENSES		
Sales cost	39,746,210	24,280,623
Administration expenses	2,053,323	2,354,152
Sales expenses	5,338,039	5,630,535
OPERATING INCOME	8,216,890	8,590,804
OTHER INCOME/ (EXPENSES)		
Others – net	-3,245,834	-1,271,992
INTEGRAL FINANCING INCOME (COST)		
Earned interests	94,863	129,629
Interests expenses	-1,942,148	-2,542,903
Exchange differences – net	2,661,720	23,772
TOTAL INTEGRAL FINANCING INCOME (COST)	814,435	-2,389,502
PROFITS BEFORE INCOME TAX	5,785,491	4,929,310
Income tax provision	844,677	725,842

NET INCOME	4,940,814	4,203,468
EBITDA (INCOME BEFORE INTERESTS, TAXES, DEPRECIATION AND AMORTIZATION)	8,965,690	9,876,945

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED BALANCE SHEET

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH 31ST

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Quarter 2003	1st Quarter 2002
ASSETS		
CURRENT		
Cash and transferable securities	24,782,652	9,801,713
Commercial Accounts Receivable	42,181,755	28,721,713
Other accounts receivable	5,151,621	3,053,065
Inventory	35,539,502	24,277,087
Expenses paid in advance	288,855	291,188
Advances to suppliers	1,500,043	1,812,436
TOTAL CURRENT ASSETS	109,444,428	67,957,202
Investments	739,810	3,396,102
NET FIXED ASSETS	33,550,746	37,664,035
Other Assets	1,295,342	1,336,189
TOTAL ASSETS	145,030,326	110,353,528

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED BALANCE SHEET

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31st

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Quarter 2003	1st Quarter 2002
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	10,335,000	7,650,000
Current portion of long-term loans	2,812,500	6,641,806
Commercial accounts payable	47,360,540	22,029,325
Other accounts payable	5,835,324	3,425,508
Dividends	279,033	255,677
Others	6,101,236	3,380,975
TOTAL CURRENT LIABILITIES	72,723,633	43,383,291
INCOME TAX PROVISION		
Income tax payable	2,892,031	2,325,273
LONG-TERM LIABILITY		
Long-term loans	2,625,000	2,812,500
Issued outstanding obligations	2,657,100	-
Severance benefits and Other reserves	8,116,068	6,122,632
Other liabilities	9,599,639	10,116,879
TOTAL LONG-TERM LIABILITY	22,997,807	19,052,011

TOTAL LIABILITY	98,613,471	64,760,575
SHAREHOLDER'S EQUITY	46,416,855	45,592,953
TOTAL LIABILITY AND SHAREHOLDER'S EQUITY	145,030,326	110,353,528

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

(Next there is one Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST OF THE YEARS 2002 AND 2003

IN HISTORICAL BOLIVARS

(Stated in thousands of Bs.)

	2003	2002
OPERATING ACTIVITIES:		
Net earnings	4,940,814	4,203,468
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	753,205	261,527
Income from selling assets	1,700	
Income from investments	-	-
Participation in results from non-consolidated affiliates	212,234	-
Goodwill redemption on share book value of affiliates	20,187	499,937
Depreciation	976,299	1,164,226
Provision for severance benefits	2,612,155	2,630,009
Changes in current assets and operating liabilities:		

Changes in current assets and liabilities	7,468,569	3,893,282
Deferred charges and other assets	(20,570)	(27,273)
Payment of severance benefits	(2,503,633)	(2,141,779)
Other liabilities and deferred credits	(29,638)	(29,629)
Net cash provided for operating activities	14,431,322	10,453,768
INVESTMENT ACTIVITIES:		
Sale of properties and equipment	152	503,389
Purchase of property, plant and equipment, net	(531,606)	(660,807)
Net cash used in investment activities	(531,454)	(157,418)
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	135,000	7,650,000
Reduction of long-term loans	(2,174,500)	(10,806,211)
Cash dividends	-	(4,588,018)
Net cash used by financing activities	(2,039,500)	(7,744,229)
NET INCREASE IN CASH AND CASH EQUIVALENTS	11,860,368	2,552,121
CASH AND CASH EQUIVALENTS:		
AT THE BEGINNING OF PERIOD	12,922,284	7,249,592
AT THE END OF PERIOD	24,782,652	9,801,713

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

LONG-TERM LOANS

At March 31, 2003 long-term loans (current portion net) are comprised as follows:	(Thousands of Bs.)
a. Loan from a local bank amounting to Bs.3,000 million. For a two-year	2,062,500

term. Maturity in October 2003.

b. Loan from a foreign bank amounting to US$3,000 million. For a two-year term. Maturity in November 2002.	750,000
c. Loan from a local bank amounting to Bs.3,000 million. For a two-year term. Maturity in October 2003.	2,625,000
Less current portion	-2,812,500
	2,625,000

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

Translator's Note:

At the bottom right margin there is a wet seal that reads as follows: "Its reception does not mean acceptance of its content." ---

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 2nd, 2003.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE PERIOD INCLUDED FROM JANUARY 1 TO MARCH 31,2003
IN HISTORICAL BOLIVARS
(Stated in thousands bolivars)

		Retained Earnings		
	Capital stock	Legal Reserve	Undistributed	Total Equity
BALANCES AT DECEMBER 31, 2002	11,470,047	1,095,795	28,910,200	41,476,041
Capital increase	-	-	-	-
Net profit	-	-	4,940,814	4,940,814
Cash dividends	-	-	-	-
BALANCES AT MARCH 31, 2003	11,470,047	1,095,794	33,851,014	46,416,855

CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE PERIOD INCLUDED FROM JANUARY 1 TO MARCH 31,2002
IN HISTORICAL BOLIVARS
(Stated in thousands bolivars)

		Retained Earnings		
	Capital stock	Legal Reserve	Undistributed	Total Equity
BALANCES AT DECEMBER 31, 2001	11,470,047	1,095,914	33,411,542	45,977,503
Net profit	-	-	4,203,468	4,203,468
Cash dividends	-	-	(4,588,018)	(4,588,018)
BALANCES AT MARCH 31, 2002	11,470,047	1,095,914	33,026,992	45,592,953

Juan Antonio Lovera
Finances Corporative Vice-President

María Alejandra Maguhn
Corporative Comptroller

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS RE-STATED FOR THE PERIOD INCLUDED FROM JANUARY 1 TO MARCH 31,2003
STATED IN CONSTANT CURRENCY AT MARCH 31, 2003
(Stated in thousand bolivars)

	Capital stock	Capital Updating	Updated Net Balance of Retained Earnings for the sole use of payment of dividends of shares of Manpa or subsidiaries	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2002	22,940,094	77,008,955	171,661,639	91,966	10,003,541	21,976,948	120,177,594	423,860,737
Net income	-	-	-	-	-	364,846	-	364,846
Cash dividends	-	-	-	-	-		-	-
Result from holding non-monetary assets	-	-	-	-	-		(1,142,953)	(1,142,953)
BALANCES AT MARCH 31, 2003	22,940,094	77,008,955	171,661,639	91,966	10,003,541	22,341,794	119,034,641	423,082,630

CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS RE-STATED FOR THE PERIOD INCLUDED FROM JANUARY 1 TO MARCH 31,2002
STATED IN CONSTANT CURRENCY AT MARCH 31, 2003
(Stated in thousand bolivars)

	Capital stock	Capital Updating	Updated Net Balance of Retained Earnings for the sole use of future capital increments	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2001	22,940,094	77,008,955	171,661,639	200,063	9,994,907	45,392,028	47,238,717	374,436,403
Net income	-	-	-	-	-	829,892	-	829,892
Cash dividends	-	-	-	-	-	(6,410,940)	-	(6,410,940)
Result from holding non-monetary assets	-	-	-	-	-		41,146,057	41,146,057
BALANCES AT MARCH 31, 2002	22,940,094	77,008,955	171,661,639	200,063	9,994,907	39,810,980	88,384,774	410,001,412

Juan Antonio Lovera
Finances Corporative Vice-President

María Alejandra Maguhn
Corporative Comptroller





Caracas, 30 de Abril de 2003.

Señores:
Bolsa de Valores de Caracas
Presente.-

Atn. Dpto. Empresas Emisoras

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Estados Financieros Consolidados Reexpresados al 31 de Marzo de 2003.
2. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 31 de Marzo de 2003, en Bolívares Reexpresados.
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 31 de Marzo de 2002, en Bolívares Reexpresados.
4. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de Enero y el 31 de Marzo de los años 2003 y 2002, en Bolívares Reexpresados.
5. Estados Financieros Consolidados Históricos al 31 de Marzo de 2003.
6. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 31 de Marzo de 2003, en Bolívares Históricos.
7. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 31 de Marzo de 2002, en Bolívares Históricos.
8. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de enero y el 31 de Marzo de los años 2003 y 2002, en Bolívares Históricos.
9. Detalle de los Préstamos a Largo Plazo al 31 de Marzo de 2003.

Sin más a que referirme, queda de usted,

Atentamente,

Leticia Level
Gte. Planificación Corp.

RECIBIDO SIN QUE IMPLIQUE ACEPTACION DE SU CONTENIDO
Fecha: 30/04/03


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2003
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2003	1er. Trimestre 2002
Ventas Netas	56.211.365	56.416.084
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	45.902.382	36.838.571
Gastos de Administración	2.292.156	3.553.910
Gastos de Ventas	5.458.892	7.832.549
UTILIDAD OPERACIONAL	**2.557.935**	**8.191.054**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-4.478.056	-3.810.654
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	96.658	180.718
Intereses Gastos	-1.992.089	-3.499.832
Diferencias en cambio - neto	2.830.721	36.581
Ganancia monetaria	2.210.008	731.816
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**3.145.298**	**-2.550.717**
UTILIDAD ANTES DE ISLR	**1.225.177**	**1.829.683**
Provisión ISLR	860.331	999.791
UTILIDAD NETA	**364.846**	**829.892**
EBITDA (UTILIDAD ANTES INTERESES, IMPUESTOS, DEPRECIACION Y AMORTIZACION)	**5.675.310**	**13.391.036**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

30.04.03


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2003
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2003	1er. Trimestre 2002
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	24.782.652	13.142.959
Cuentas por Cobrar Comerciales	42.181.755	38.512.481
Otras Cuentas por Cobrar	5.151.621	4.093.806
Inventarios	40.432.874	36.143.189
Gastos Pagados por Anticipado	306.389	396.304
Anticipo a Proveedores	1.508.379	2.443.809
TOTAL ACTIVO CIRCULANTE	**114.363.670**	**94.732.548**
Inversiones	14.084.041	27.104.631
ACTIVO FIJO NETO	**384.177.943**	**361.242.751**
Otros Activos	1.295.342	1.791.674
TOTAL ACTIVOS	**513.920.996**	**484.871.604**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2003
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2003	1er. Trimestre 2002
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	10.335.000	10.257.761
Porción Circulante Préstamos Largo Plazo	2.812.500	8.905.890
Cuentas por Pagar Comerciales	47.360.540	29.538.766
Otras Cuentas por Pagar	5.889.751	4.593.208
Dividendos	279.033	342.833
Otros	6.007.870	4.399.562
TOTAL PASIVO CIRCULANTE	**72.684.694**	**58.038.020**
PROVISION ISLR		
ISLR por pagar	2.892.031	3.117.921
TOTAL PROVISION ISLR.	**2.892.031**	**3.117.921**
PASIVO A LARGO PLAZO		
Préstamos a Largo Plazo	2.625.000	3.771.236
Obligaciones emitidas en circulación	2.657.100	-
Prestaciones Sociales y Otras Reservas	8.116.068	8.209.738
Otros Pasivos	1.863.473	1.733.277
TOTAL PASIVO LARGO PLAZO	**15.261.641**	**13.714.251**
TOTAL PASIVO	**90.838.366**	**74.870.192**
PATRIMONIO	**423.082.630**	**410.001.412**
TOTAL PASIVO Y PATRIMONIO	**513.920.996**	**484.871.604**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE 2003
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2003
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado de utilidades retenidas para uso único de pago de dividendos en acciones de Manpa o Subsidiarias	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas		Resultado por tenencia de activos no monetarios	Total patrimonio
					Reserva legal	No distribuidas		
SALDOS AL 31 DE DICIEMBRE DE 2002	22.940.094	77.008.955	171.661.639	91.966	10.003.541	21.976.948	120.177.594	423.860.737
Utilidad neta	-	-	-	-	-	364.846	-	364.846
Dividendos en efectivo	-	-	-	-	-	-	-	-
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(1.142.953)	(1.142.953)
SALDOS AL 31 DE MARZO DE 2003	22.940.094	77.008.955	171.661.639	91.966	10.003.541	22.341.794	119.034.641	423.082.630

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE 2002
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2003
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para uso único de futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas		Resultado por tenencia de activos no monetarios	Total patrimonio
					Reserva legal	No distribuidas		
SALDOS AL 31 DE DICIEMBRE DE 2001	22.940.094	77.008.955	171.661.639	200.063	9.994.907	45.392.028	47.238.717	374.436.403
Utilidad neta	-	-	-	-	-	829.892	-	829.892
Dividendos en efectivo	-	-	-	-	-	(6.410.940)	-	(6.410.940)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	41.146.057	41.146.057
SALDOS AL 31 DE MARZO DE 2002	22.940.094	77.008.955	171.661.639	200.063	9.994.907	39.810.980	88.384.774	410.001.412

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE LOS AÑOS 2002 Y 2003
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2003
(Expresados en Miles de Bolívares)

	2003	2002
ACTIVIDADES OPERACIONALES:		
Utilidad neta	364.846	829.892
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación en resultados de afiliadas no consolidadas	620.715	-
Participación accionistas minoritarios, neto	753.205	350.677
Retiro y consumo de equipos y partes industriales	183.337	-
Pérdida en venta de activos	2.068	-
Provisión para inversiones	908.367	-
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	20.663	-
Ganancia monetaria	(2.210.007)	(731.818)
Depreciación	3.117.375	5.049.223
Provisión para prestaciones sociales	2.857.455	3.775.051
Cambios en activos y pasivos circulantes	11.590.173	6.532.596
Cargos diferidos y otros activos	(20.556)	(35.191)
Pago de prestaciones sociales	(3.332.586)	(3.575.294)
Pérdida en Inversiones,neto	-	2.743.911
Otros pasivos y créditos diferidos	(6.239)	(6.224)
Efectivo neto provisto por las actividades operacionales	14.848.816	14.932.823
ACTIVIDADES DE INVERSION:		
Aumento de inversiones, neto		
Adiciones de propiedades, planta y equipo, neto	(758.750)	(581.839)
Venta y retiros de propiedades y equipos, neto	531.367	943.593
Efectivo neto provisto (usado) por las actividades de inversión	(227.383)	361.754
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en pagarés y sobregiros bancarios	(822.851)	10.257.761
Disminución de préstamos a largo plazo	(3.138.840)	(16.404.327)
Dividendos en efectivo	-	(6.410.940)
Efectivo neto usado por las actividades de financiamiento	(3.961.691)	(12.557.506)
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	10.659.742	2.737.071
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	14.122.910	10.405.888
AL FINAL DEL PERIODO	24.782.652	13.142.959

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2003	1er. Trimestre 2002
Ventas Netas	55.354.462	40.856.114
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	39.746.210	24.280.623
Gastos de Administración	2.053.323	2.354.152
Gastos de Ventas	5.338.039	5.630.535
UTILIDAD OPERACIONAL	**8.216.890**	**8.590.804**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-3.245.834	-1.271.992
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	94.863	129.629
Intereses Gastos	-1.942.148	-2.542.903
Diferencias en cambio - neto	2.661.720	23.772
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**814.435**	**-2.389.502**
UTILIDAD ANTES DE ISLR	**5.785.491**	**4.929.310**
Provisión ISLR	844.677	725.842
UTILIDAD NETA	**4.940.814**	**4.203.468**
EBITDA (UTILIDAD ANTES INTERESES, IMPUESTOS, DEPRECIACION Y AMORTIZACION)	**8.965.690**	**9.876.945**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA

BALANCE GENERAL CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2003	1er. Trimestre 2002
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	24.782.652	9.801.713
Cuentas por Cobrar Comerciales	42.181.755	28.721.713
Otras Cuentas por Cobrar	5.151.621	3.053.065
Inventarios	35.539.502	24.277.087
Gastos Pagados por Anticipado	288.855	291.188
Anticipo a Proveedores	1.500.043	1.812.436
TOTAL ACTIVO CIRCULANTE	**109.444.428**	**67.957.202**
Inversiones	739.810	3.396.102
ACTIVO FIJO NETO	**33.550.746**	**37.664.035**
Otros Activos	1.295.342	1.336.189
TOTAL ACTIVOS	**145.030.326**	**110.353.528**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA

BALANCE GENERAL CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2003	1er. Trimestre 2002
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	10.335.000	7.650.000
Porción Circulante Préstamos Largo Plazo	2.812.500	6.641.806
Cuentas por Pagar Comerciales	47.360.540	22.029.325
Otras Cuentas por Pagar	5.835.324	3.425.508
Dividendos	279.033	255.677
Otros	6.101.236	3.380.975
TOTAL PASIVO CIRCULANTE	**72.723.633**	**43.383.291**
PROVISION ISLR		
ISLR por pagar	2.892.031	2.325.273
PASIVO A LARGO PLAZO		
Préstamos a Largo Plazo	2.625.000	2.812.500
Obligaciones emitidas en circulación	2.657.100	-
Prestaciones Sociales y Otras Reservas	8.116.068	6.122.632
Otros Pasivos	9.599.639	10.116.879
TOTAL PASIVO A LARGO PLAZO	**22.997.807**	**19.052.011**
TOTAL PASIVO	**98.613.471**	**64.760.575**
PATRIMONIO	**46.416.855**	**45.592.953**
TOTAL PASIVO Y PATRIMONIO	**145.030.326**	**110.353.528**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE LOS AÑOS 2002 Y 2003
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	2003	2002
ACTIVIDADES OPERACIONALES:		
Utilidad neta	4.940.814	4.203.468
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	753.205	261.527
Ganancia en venta de activos	1.700	
Utilidad en inversiones	-	-
Participación en resultados de afiliadas no consolidadas	212.234	-
Amortización de exceso de costo sobre el valor en libros acc. de afiliadas	20.187	499.937
Depreciación	976.299	1.164.226
Provisión para prestaciones sociales	2.612.155	2.630.009
Cambios en activos y pasivos operacionales:		
Cambios en activos y pasivos circulantes	7.468.569	3.893.282
Cargos diferidos y otros activos	(20.570)	(27.273)
Pago de prestaciones sociales	(2.503.633)	(2.141.779)
Otros pasivos y créditos diferidos	(29.638)	(29.629)
Efectivo neto provisto por las actividades operacionales	14.431.322	10.453.768
ACTIVIDADES DE INVERSION:		
Venta de propiedades y equipos	152	503.389
Compra de propiedades, planta y equipo, neto	(531.606)	(660.807)
Efectivo neto usado por las actividades de inversión	(531.454)	(157.418)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (Disminución) en pagarés y sobregiros bancarios	135.000	7.650.000
Disminución de préstamos a largo plazo	(2.174.500)	(10.806.211)
Dividendos en efectivo	-	(4.588.018)
Efectivo neto usado por las actividades de financiamiento	(2.039.500)	(7.744.229)
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	11.860.368	2.552.121
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	12.922.284	7.249.592
AL FINAL DEL PERIODO	24.782.652	9.801.713

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE 2003
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social	Utilidades retenidas Reserva legal	Utilidades retenidas No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2002	11.470.047	1.095.794	28.910.200	41.476.041
Aumentos de capital	-	-	-	-
Utilidad neta	-	-	4.940.814	4.940.814
Dividendos en efectivo	-	-	-	-
SALDOS AL 31 DE MARZO DE 2003	11.470.047	1.095.794	33.851.014	46.416.855

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE 2002
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social	Utilidades retenidas Reserva legal	Utilidades retenidas No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2001	11.470.047	1.095.914	33.411.542	45.977.503
Utilidad neta	-	-	4.203.468	4.203.468
Dividendos en efectivo	-	-	(4.588.018)	(4.588.018)
SALDOS AL 31 DE MARZO DE 2002	11.470.047	1.095.914	33.026.992	45.592.953

Juan Antonio Lovera
Vicepresidente Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

PRESTAMOS A LARGO PLAZO

Al 31 de Marzo de 2003, los préstamos a largo plazo (neto de porción circulante) están compuestos como sigue:	(MBs.)
a. Préstamo de banco local por un monto total de Bs.3.000 millones. Por un plazo de 2 años. Vence en octubre de 2003.	2.062.500
b. Préstamo de banco extranjero por un monto total de Bs.3.000 millones. Por un plazo de 2 años. Vence en septiembre de 2003.	750.000
c. Préstamo de banco local por un monto total de Bs.3.000 millones. Por un plazo de 2 años. Vence en octubre de 2004	2.625.000
Menos Porción Circulante	-2.812.500
	2.625.000

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of Manpa]

Caracas, April 11, 2003.

Citizen

President of the CARACAS STOCK EXCHANGE

Your Office.

Attach hereto I enclose amendment to the notification of General Shareholders' Meeting of this company that will be held on April 25, 2003 in order to adapt the text of item 5 of such notice to the Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers published in Extraordinary Official Gazette No.5.582 as of April 3, 2002.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. CARLOS E. DELFINO T. (signed) Illegible.

President.

Enclose as indicated.--

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00


PUBLICO

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 3:00 p.m., on April 25, 2003** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors.
2) Appointing the Main Statutory Auditors and their corresponding Substitutes and decide upon their remuneration.



3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in.
4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.
5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.
6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from March 29, 2003.

Caracas, April 13, 2003.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.---

Translator's Note: At the bottom margin of each folio in Spanish there is a wet seal that reads as follows: "Caracas Stock Exchange. RECEPTION DOES NOT MEAN ACCEPTANCE OF ITS CONTENT. Date: 4/11/03. 2:20 p.m." At the bottom margin of the first folio there is a wet seal that reads as follows: "Reception does not mean acceptance of its content. Date: 4/29/03 (signed) Illegible." There is another wet seal that reads as follows: "B.V.C. Reception Floor 1. 03 April 11 2:01l. RECEIVED. It does not mean acceptance of its content."---



The foregoing is the true and exact translation of the attached document which I compared against its original IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 12th, 2003.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ven
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 11 de abril de 2003

Ciudadano
Presidente de la
Bolsa de Valores de Caracas
Su Despacho

Adjunto a la presente modificación de la convocatoria de la **Asamblea General Ordinaria de Accionista** de esta empresa que se realizará el día **25 de abril de 2003**, con el objeto de adaptar el texto del punto 5 de la misma a las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales publicada en la Gaceta Oficial Extraordinaria N° 5.582 de fecha 3 de abril de 2002.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

'03 APR 11

anexo lo indicado



RECIBIDO SIN QUE
IMPLIQUE ACEPTACION
DE SU CONTENIDO
Fecha: 11/04/03

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ven
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 25 de abril de 2003, a las 3 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2003.

Caracas, 13 de abril de 2003

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of Manpa]

Caracas, April 7, 2003.

Citizen

President of the CARACAS STOCK EXCHANGE

Your Office.

Attach hereto I enclose project of General Shareholders' Meeting of this company which date has been set for April 25, 2003.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. CARLOS E. DELFINO T. (signed) Illegible.

President.

Enclose as indicated.--

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00


PUBLICO
JUDITH X. HERNANDEZ MORA

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 3:00 p.m., on April 25, 2003** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors.
2) Appointing the Main Statutory Auditors and their corresponding Substitutes and decide upon their remuneration.
3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in.
4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.
5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.
6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from March 29, 2003.

Caracas, April 13, 2003.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.--

Translator's Note: At the bottom margin of each folio in Spanish there is a wet seal that reads as follows: "Caracas Stock Exchange. RECEPTION DOES NOT MEAN ACCEPTANCE OF ITS CONTENT. Date: 4/8/03. 3 p.m." At the bottom margin of the first folio there is a wet seal that reads as follows: "Reception does not mean acceptance of its content. Date: 4/29/03 (signed) Illegible." There is another wet seal that reads as follows: "B.V.C. Reception Floor 1. 03 April. RECEIVED. It does not mean acceptance of its content."--

The foregoing is the true and exact translation of the attached document which I compared against its original IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 12th, 2003.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ M.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ve
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 7 de abril de 2003

Ciudadano
Presidente de la
BOLSA DE VALORES DE CARACAS
Su Despacho

Anexo a la presente me permito acompañarles proyecto de **Asamblea General Ordinaria de Accionistas** de esta compañía, cuya fecha ha sido fijada para el día **25 de abril de 2003**.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado



RECIBIDO SIN QUE IMPLIQUE ACEPTACION DE SU CONTENIDO
Fecha 08/04/03

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ven
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 25 de abril de 2003, a las 3 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2003.

Caracas, 13 de abril de 2003

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--



[Letterhead of the National Securities Commission (CNV)]

CNV-OP-083

Caracas, May 6, 2003.

Messrs.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country Club, Cacaito

Present.

Attn.: Carlos E. Delfino T.

President.

I do hereby address you in view of communication submitted before this Entity as of April 29, 2003 related to payment of an ordinary cash dividend, payable at one sole option, as agreed in meeting held by the Board of Directors on April 25, 2003 in compliance with that decreed by the General Shareholders' Meeting dated April 25, 2003 to which copy of the project of notification referred to by Resolution No.159-96, dated July 3, 1996 of the National Securities Commission is attached thereto.

Consequently, for the purposes of public knowledge such copy was added to the file of that company in the National Securities Registry.

Sincerely,

LUCIA SAVATTIERE FIANDACA (signed) Illegible.

Executive Secretary.

RP/SV.

Translator's Note:

Over the Executive Secretary's signature there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. National Securities Commission. Executive Secretary." At the bottom margin of this page there is the address of the National Securities Commission. --

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 8th, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

REPUBLICA BOLIVARIANA DE VENEZUELA


CNV
Comisión
Nacional
de Valores

CNV-OP- 083

Caracas, 06 MAY 2003

Señores:
MANUFACTURAS DE PAPEL , C.A. (MANPA), S.A.C.A.
Av. Francisco de Miranda, Torre Country Club, Chacaíto.
Presente

Atc. Carlos E. Delfino T.
Presidente

Tengo a bien dirigirme a usted, en atención a su comunicación consignada por ante este Organismo en fecha 29 de abril de 2003, relativa al pago de un dividendo ordinario en efectivo, pagadero en una única porción, acordado en reunión de Junta Directiva, celebrada el 25 de abril de 2003, en concordancia con lo decretado en la Asamblea Ordinaria de Accionistas, de fecha 25 de abril de 2003, a la cual anexan copia del proyecto de aviso de notificación a que se refiere la Resolución N° 159-96, de fecha 03 de julio de 1996, de la Comisión Nacional de Valores.

En consecuencia a los fines del conocimiento público, la misma fue agregada al expediente de esa sociedad en el Registro Nacional de Valores.

Atentamente,

LUCIA SAVATTIERE FIANDACA
Secretario Ejecutivo

RP/SV

Edif. Comisión Nacional de Valores, Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos, Urb. Sabana Grande
Teléfonos: 761-96-66 / 761-91-37 Fax: 761-93-25

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, May 12, 2003.

Citizen

President of the

CARACAS STOCK EXCHANGE

Your Office

Attached hereto I enclose advertisements published in two (2) newspapers of major national circulation, corresponding to payment of cash ordinary dividend of five bolivars (Bs.5.00) per share.

Participation that we make pursuant to the provisions of the Internal Regulations of the Caracas Stock Exchange.

Sincerely,

Alejandro Delfino T. (signed) Illegible.

Executive President.

Enclose as indicated.

EL NACIONAL No.21438 Monday, May 12, 2003.

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are do hereby notified that the Board of Directors in its meeting No.902 as of April 25, 2003 decided to set the dates for registration and payment of dividend, thus complying with that approved on April 25, 2003 by the General Shareholders' Meeting that decreed an ordinary cash dividend of Five Bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of the company, with charge to the Undistributed profit account at December 31, 2002 corresponding to shareholders registered on the fifth business day following the publication of the ad in two (2) newspapers of major circulation, that is on May 19, 2003 (limit date for transaction with benefit), payable on the ninth business day following that date, that is, from May 30, 2003 (effective date for registering benefit), in one sole portion.

Dividends will be paid at the business premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities Commission authorized the present publication by official communication No.CNV-OP-083 dated May 6, 2003 pursuant to the provisions of Resolution No.159-96 dated July 3, 1996 published in Special Official Gazette No.5.081 dated July 31, 1996.

Caracas, May 12, 2003. ---

"EL UNIVERSAL" National Award of Journalism, Design Mention. Award to "SND"(sic) Excellence. Monday, May 12, 2003. Caracas, Venezuela. Year XCIV – No.33.703. Legal Deposit PP-19090IDF43

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are do hereby notified that the Board of Directors in its meeting No.902 as of April 25, 2003 decided to set the dates for registration and payment of dividend, thus complying with that approved on April 25, 2003 by the General Shareholders' Meeting that decreed an ordinary cash dividend of Five Bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of the company, with charge to the Undistributed profit account at December 31, 2002 corresponding to shareholders registered on the fifth business day following the publication of the ad in two (2) newspapers of major circulation, that is on May 19, 2003 (limit date for transaction with benefit), payable on the ninth business day following that date, that is, from May 30, 2003 (effective date for registering benefit), in one sole portion.

Dividends will be paid at the business premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities Commission authorized the present publication by official communication No.CNV-OP-083 dated May 6, 2003 pursuant to the provisions of Resolution No.159-96 dated July 3, 1996 published in Special Official Gazette No.5.081 dated July 31, 1996.

Caracas, May 12, 2003. ---

Translator's Note: At the bottom of each of the three (3) pages in Spanish there is a wet seal that reads as follows: "B.V.O. Reception Floor 1. 03 May 13 A9:41. RECEIVED. This does not mean accepting its content."---

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 8th, 2003.

REPUBLICA DE VENEZUELA INTERPRETE

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

División Papel Imprimir, Escribir, Embalar
Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ven
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 12 de mayo de 2003

Ciudadano
Presidente de la
BOLSA DE VALORES DE CARACAS
Su Despacho

Anexo a la presente le remito los avisos publicados en dos (2) diarios de mayor circulación nacional, correspondiente al pago del dividendo ordinario en efectivo de cinco bolívares (Bs. 5,oo) por acción.

Participación que hacemos conforme a lo previsto en el Reglamento Interno de la Bolsa de Valores de Caracas.

Atentamente,

ALEJANDRO DELFINO T.
Presidente Ejecutivo

anexo lo indicado

B/Ultima

EL NACIONAL

Nº 21.438 LUNES • 12 DE MAYO DE 2003


MANPA

Manufacturas de Papel, C.A. (Manpa), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 902 de fecha 25 de abril de 2003, decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento con lo aprobado en fecha 25 de abril de 2003 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 19 de mayo de 2003 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir a partir del 30 de mayo de 2003 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación fue autorizada por la Comisión Nacional de Valores, mediante oficio N° CNV-OP-083 de fecha 6 de mayo de 2003, de conformidad con lo establecido en la Resolución N° 159-96 de fecha 3 de julio de 1996, publicada en Gaceta Oficial Extraordinaria N° 5.081 de fecha 31 de julio de 1996.

Caracas, 12 de mayo de 2003

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO • PREMIO A LA EXCELENCIA DE LA SND

LUNES 12 DE MAYO DE 2003, CARACAS, VENEZUELA - AÑO XCIV - Nº 33.703 - DEPOSITO LEGAL PP-19090IDF43


MANPA

Manufacturas de Papel, C.A. (Manpa), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 902 de fecha 25 de abril de 2003, decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento con lo aprobado en fecha 25 de abril de 2003 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 19 de mayo de 2003 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir a partir del 30 de mayo de 2003 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación fue autorizada por la Comisión Nacional de Valores, mediante oficio N° CNV-OP-083 de fecha 6 de mayo de 2003, de conformidad con lo establecido en la Resolución N° 159-96 de fecha 3 de julio de 1996, publicada en Gaceta Oficial Extraordinaria N° 5.081 de fecha 31 de julio de 1996.

Caracas, 12 de mayo de 2003

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of Manpa]

Caracas, April 29, 2003.

Messrs.

CARACAS STOCK EXCHANGE

Present.

For your due knowledge and for the purposes derived thereon, I attach hereto notification published in two (2) major newspapers, corresponding to General Shareholders' Meeting of this company to be held next April 25, 2003.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. CARLOS E. DELFINO T. (signed) Illegible.

President.

Enclosed as indicated.--

EL NACIONAL

No. 21.411 SUNDAY April 13, 2003

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00


2
INTERPRETE
PUBLICO
VENEZUELA

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 3:00 p.m., on April 25, 2003** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors.
2) Appointing the Main Statutory Auditors and their corresponding Substitutes and decide upon their remuneration.
3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in.
4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.
5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.
6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from March 29, 2003.

Caracas, April 13, 2003.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.--

EL UNIVERSAL

NATIONAL AWARD OF JOURNALISM MENTION DESIGN – AWARD TO EXCELLENCE BY SND

SUNDAY, APRIL 13, 2003. CARACAS, VENEZUELA – YEAR XCIV – No.33.677- LEGAL DEPOSIT PP-19090IDF43

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 3:00 p.m., on April 25, 2003** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors.
2) Appointing the Main Statutory Auditors and their corresponding Substitutes and decide upon their remuneration.
3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in.
4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its

equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.

5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.
6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from March 29, 2003.

Caracas, April 13, 2003.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.--

Translator's Note: At the bottom margin of each folio in Spanish there is a wet seal that reads as follows: "(illegible). 03 April 29 PM 2(illegible) RECEIVED. IT DOES NOT MEAN ACCEPTANCE OF ITS CONTENT." At the bottom margin of the first folio there is a wet seal that reads as follows: "Reception does not mean acceptance of its content. Date: 4/29/03 (signed) Illegible."--

The foregoing is the true and exact translation of the attached document which I compared against its original IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 12th, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

División Papel Imprimir, Escribir, Embalar
Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ven
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 29 de abril de 2003

Señores
BOLSA DE VALORES DE CARACAS
Presente

Para su debido conocimiento y fines consiguientes, anexo a la presente les remito el aviso publicado en dos (2) diarios de mayor circulación nacional, correspondiente a la **Asamblea General Ordinaria de Accionistas** de esta compañía celebrada el día **25 de abril de 2003.**

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

29 04 03

256

EL NACIONAL

Nº 21.411 DOMINGO • 13 DE ABRIL DE 2003


MANPA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 25 de abril de 2003, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las temas de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2003.

Caracas, 13 de abril de 2003

Por LA JUNTA DIRECTIVA
CARLOS DELFINO T.
Presidente

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO • PREMIO A LA EXCELENCIA DE LA SND

DOMINGO 13 DE ABRIL DE 2003, CARACAS, VENEZUELA - AÑO XCIV - Nº 33.677 - DEPOSITO LEGAL PP-190901DF43



Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 25 de abril de 2003, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2003.

Caracas, 13 de abril de 2003

Por LA JUNTA DIRECTIVA
CARLOS DELFINO T.
Presidente